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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September 2002

                         COMMISSION FILE NUMBER: 1-7239


                                  KOMATSU LTD.
                 ------------------------------------------------
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
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                     Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X   Form 40-F
                                -----           _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No   X
                                  _____    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                      INFORMATION TO BE INCLUDED IN REPORT

1.   A company announcement made on September 2, 2002

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            KOMATSU LTD.
                                                   -----------------------------
                                                            (Registrant)


Date:  September 2, 2002                     By:      /s/ Kenji Kinoshita
                                                 -------------------------------
                                                      Kenji Kinoshita
                                                      Executive Officer

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                                                             September 2nd, 2002

For Immediate Release

                                                     Komatsu Ltd.
                                                     2-3-6 Akasaka, Minato-ku,
                                                     Tokyo 107-8414, Japan
                                                     Corporate Communications
                                                     Tel: (+81) 3-5561-2616
                                                     URL:http://www.komatsu.com/


Agreement Signed for Establishment of Joint Venture to Produce Polycrystalline Silicon for Solar Applications


Advanced Silicon Materials LLC (ASiMI), a subsidiary of Komatsu Ltd. and a manufacturer of polycrystalline silicon, and Silicon Technologies AS, a subsidiary of Renewable Energy Corporation AS (REC) of Norway, have signed a definitive agreement to establish a joint-venture company dedicated to the manufacture and sale of polycrystalline silicon for solar applications. Under the name of Solar Grade Silicon LLC (SGS), the joint venture will start operations with 50:50 equity participation in September.

SGS expects to launch production of polycrystalline silicon for solar applications in November of this year, after optimizing the production technologies for polycrystalline silicon licensed by ASiMI for solar applications at the Moses Lake Plant which ASiMI will contribute to the joint venture. SGS also plans to develop fluidized bed technology to produce granular polycrystalline silicon at a lower cost with a targeted completion date of not more than three years. ASiMI will have the right to use the technology in the polycrystalline silicon business for electronic applications.

As REC will finance SGS's technology development program and a majority of its working capital requirements, it is expected that ASiMI's equity holding ratio in the joint venture will decline in the future, falling to 25% in three years.

Mr. Michael W. Kerschen, President of ASiMI, commented, "Establishment of this joint venture should bring substantial merits to both ASiMI and REC. ASiMI will obtain technology development opportunities and 150 employees of the Moses Lake Plant will be able to keep their jobs."

Dr. Alf Bjorseth, President of REC, explained, "This joint venture is the world's first polycrystalline silicon manufacturer exclusively focused on solar applications, and thus means a momentous step forward for the solar industry. It will also play an important role for REC to expand its business as a solar energy company."

Outline of Advanced Silicon Materials LLC
Head Office: Butte, MT, U.S.A.
Line of Business: ASiMI is a leading producer of ultra-high purity polycrystalline silicon, and the world's largest manufacturer and supplier of silane gas. Both products are integrated through a unique core technology to create a base material for silicon wafers and devices produced by the semiconductor industry.

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